EXHIBIT 4.14

To: Sol Gel Technologies Ltd.

This will confirm the landlords’ agreement to lease to you commencing September 1, 2018, six uncovered parking spaces.

The lease term runs concurrently with the remaining lease term according to your head-lease.

The rent is NIS 300.00 per month for each parking place, (plus VAT).

The rent for one month will be paid upon your agreement to the foregoing. Thereafter, the rent will be paid trimonthly in advance together with the payment of the rent according to the head-lease.

The location of the parking places, which will be contiguous, will be coordinated with the building manager.

Please confirm.

Please send the sum of NIS 1800.00 (plus VAT in the sum of NIS 306.00), aggregating NIS 2,106.00 to the landlords’ bank account.

Sincerely,

Dr. Moshe Eliash